News Release

Number 16, 2003

Proven Corporate Builder To Head New Operating Company For Resin Systems

Edmonton, Alberta, September 23, 2003: Greg Pendura, President and CEO of Resin Systems Inc. (RSI) (RS – TSX Venture / RSSYF – OTCBB) announced today that Mr. Paul Giannelia will assume as of October 1, 2003, the role of Chief Executive Officer and Chairman Of The Board Of Directors of RS Technologies Inc.

RS Technologies was recently formed by RSI and is the operating arm of the respective companies. Management and staff will assume responsibility for product commercialization, Research and Development, sales and marketing and international business growth in conjunction with the recently announced Joint Venture with Euro-Projects Limited of the United Kingdom.

In commenting on the announcement of Mr. Giannelia’s new role with RS Technologies, Greg Pendura stated that, “we are extremely fortunate to have attracted Paul when one considers his long and very successful career as a company builder. In 2002, Paul became an investor in RSI and then joined us as a Special Advisor at the beginning of 2003. Shareholders should see this as an extremely strong vote of confidence in our technology and that we will immediately move into our target markets. Paul is the perfect individual to take the Company into full commercialization as he is internationally known for his innovative engineered solutions.”

As President and CEO of SC Infrastructure and Strait Crossing Inc. ("SCI"), he was involved with most aspects of the construction and infrastructure industry over the past 30 years. SC Infrastructure is focused on the complete turnkey development and implementation of infrastructure on a global basis with an emphasis on transportation related facilities.

Mr. Giannelia was the Project Director of the $1.0 billion plus Confederation Bridge Project (CBP) which crosses the Northumberland Strait between the Canadian provinces New Brunswick and Prince Edward Island. Between 1986 and its on-time opening in May 1997, Mr. Giannelia was fully responsible for all technical and commercial aspects of the successful implementation of this project. Mr. Giannelia was in large part responsible for the financing of the project.

In 1977, Mr. Giannelia was the co-founder of the SCI Engineers/W.A. Stephenson group of companies based in Calgary, Alberta and specializing in design-build of infrastructure projects. Major award winning projects undertaken included:

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Bus Tunnel Transit System, Seattle, Washington;

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Cambie Street Bridge Vancouver, British Columbia;

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Cassiar Connector Vancouver, British Columbia;

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Oldman River Dam, Alberta;

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Olympic Speed Skating Oval, Calgary, Alberta; and

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Windward Viaduct, Oahu, Hawaii

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LRT transit systems in Calgary, Edmonton and Vancouver

Mr. Giannelia is a graduate of Wilfred Laurier University, Waterloo, Ontario (Economics) and also holds an Honorary Degree of Doctor of Laws from that University. In addition, he also holds an Honorary Doctorate Degree in Science (Engineering) from the University of New Brunswick and an Honorary Degree of Doctor of Laws from the University of Calgary.

His individual awards include:

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2000 Lester B. Pearson CIAU National Award for a Canadian of distinction and accomplishment

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1999 Honorary Member, Engineering Institute of Canada

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1998 Pinnacle Award for Entrepreneurship in Alberta

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1994 Ted Walden Award for contribution to the construction industry

Mr. Giannelia was clear that; “RS Technologies has a simple mandate. We are here to very quickly build a successful, profitable and exciting Company. While it has been behind the scenes and not evident to shareholders and the general, there has been an immense amount of work completed over the last nine months. While I am not overstating the case that the number of applications for the Version resin are immense, we are focused on products that will require massive amounts of Version. RSI and RS Technologies will be global in nature.”

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials throughout the global marketplace.

For further Information contact:

Paul Giannelia

Chief Executive Officer

RS Technologies Inc.

Ph: (403) 219-8000

Email: pg@resinsystemsinc.com

Greg Pendura

President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email: greg@resinsystemsinc.com

www.resinsystemsinc.com

Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.